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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File Number: 0-28800

                         Durban Roodepoort Deep, Limited
                         -------------------------------
                 (Translation of registrant's name into English)

                     45 Empire Road, Parktown, South Africa
                     --------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F /X/     Form 40-F / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes / /     No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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     Attached to the Registrant's Form 6-K Filing for the month of November
2002, and incorporated by reference herein, are:

        Exhibit No.                        Description
        -----------                        -----------
             1.        Report to Shareholders for the 1st Quarter Ended
                       September 30, 2002.
             2.        News Release entitled "Unhedged DRD Heads for 'Organic'
                       Growth", dated October 24, 2002.
             3.        News Release entitled "DRD Raises US$60 million Through
                       Convertible Note Issue", dated November 4, 2002.
             4.        News Release entitled "Convertible Note Issue", dated
                       November 4, 2002.
             5.        News Release entitled "Convertible Note Issue", dated
                       November 12, 2002.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  DURBAN ROODEPOORT DEEP, LIMITED


                                  By:  /s/ Maryna Eloff
                                       ----------------
                                       Maryna Eloff
                                       Group Company Secretary


Dated: November 21, 2002